PRANA BIOTECHNOLOGY
                                                    Limited ACN 080 699 065
                                                    Level 2, 369 Royal Parade
                                                    Parkville Vic 3052 Australia
                                                    Telephone: +61 3 9349 4906
                                                    Facsimile: +61 3 9348 0377


                                            April 6, 2009

VIA EDGAR
---------
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      Re:      Prana Biotechnology Limited
                               Form 20-F for the Fiscal Year Ended June 30, 2008 Filed September 25, 2008
                               File No. 000-49843
                               ------------------

Dear Mr. Riedler.

         We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff" and the "Commission") in a letter addressed to Mr. Geoffrey P. Kempler, Chief Executive Officer of Prana Biotechnology Limited (the "Company"), dated March 24, 2009, with respect to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2008 filed with the Commission on September 25, 2008. Please be advised that in connection with the accompanying response letter dated April 6, 2009 from our counsel, Steven J. Glusband of Carter Ledyard & Milburn LLP, we acknowledge that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                            Very truly yours,

                                            Prana Biotechnology Limited

                                            /s/ Geoffrey P. Kempler
                                            -----------------------
                                            Geoffrey P. Kempler
                                            Chief Executive Officer